

April 28, 2014

Via E-mail
Scott Parker
Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

  Re: **CIT Group Inc.**
    Form 10-K for the period ended December 31, 2013
    Filed February 28, 2014
    File No. 001-31369

Dear Mr. Parker:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

General

1. We note your disclosure regarding your priority to expand online deposit product offerings at CIT Bank on page 35 and the significant growth in online deposits in recent years as well as your reliance on brokered CD's/sweeps as disclosed on page 72. To the extent your brokered deposits and online deposits are highly rate-sensitive, please revise future filings disclose the related risks and discuss how you manage these risks.

Financial Statements

Note 17 – Income Taxes – Net Operating Loss Carry-Forwards, page 126

2. You disclose that certain reporting entities with net operating loss carry-forwards have been profitable but that you continue to record a full valuation allowance on these entities' net deferred tax assets due to their history of losses. Please tell us the amount of net deferred tax assets and the valuation allowance recorded related to these entities.

    To the extent the valuation allowance amount is material for these reporting entities, please provide us your accounting analysis that details all of the relevant facts and circumstances, the significant positive and negative evidence considered and how such evidence was weighted, and identifies the specific accounting guidance that supports your decision to record a full deferred tax asset valuation allowance at December 31, 2013. Your analysis should include but not be limited to:

    a. An analysis of your historical taxable income and projected future tax or US GAAP income by year with a schedule detailing by year when you expect to realize the benefits from the deferred tax assets.

    b. For your projections of future tax or US GAAP income, please:

        i.   identify the most significant inputs and assumptions,
        ii.   provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
        iii. provide specific evidence which supports the inputs and assumptions, and
        iv.   provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

    c. An analysis comparing actual income versus forecasted taxable income or US GAAP income for the fiscal years ended December 31, 2013, 2012 and 2011. Please explain the reasons for any significant differences.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief